920 Memorial City Way, Ste. 800

Houston, TX 77024

281.949.2515 direct line

281.949.2555 facsimile

www.f-e-t.com

April 9, 2012

By Facsimile and EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Forum Energy Technologies, Inc.

Registration Statement on Form S-1 (as amended)

File No. 333-176603

Dear Mr. Schwall:

On behalf of Forum Energy Technologies, Inc. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 2:00 p.m. (Washington, D.C. time) on April 11, 2012, or as soon thereafter as practicable. As requested by the Staff of the Securities and Exchange Commission in its letter dated March 27, 2012, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has also been transmitted via EDGAR.

Very truly yours,

Forum Energy Technologies, Inc.

By:	/s/ James L. McCulloch
Name:	James L. McCulloch
Title:	Senior Vice President, General Counsel and Secretary